GREENBERG TRAURIG, LLP
Michael L. Kaplan
Tel. 602.445.8313
Fax 602.445.8615
KaplanM@gtlaw.com
March 28, 2008
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Re:	TTM TECHNOLOGIES, INC.
Registration Statement on Form S-3
File No. 333-148687
Ladies and Gentlemen:
     On behalf of our client, TTM Technologies, Inc., a Delaware corporation (the “Company”), transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T adopted thereunder, is Amendment No. 2 to Registration Statement No. 333-148687 on Form S-3 and the exhibits thereto (“Amendment No. 2”). Amendment No. 2 reflects the changes made to the Company’s registration statement on Form S-3 (the “Registration Statement”) in response to the Staff’s comments set forth in the letter dated March 19, 2008 (the “Comment Letter”) to Kenton K. Alder, Chief Executive Officer of the Company, as well as certain other changes. The location of the changes made in Amendment No. 2 are indicated as required by Regulation S-T.
     With respect to the Comment Letter, the individual responses of the Company to each of the Staff’s comments, noting the location in Amendment No. 2 of any change incorporated in response to a Staff comment, are set forth below. The headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter. In this letter, references to “we,” “our” and “us” refer to the Company.
Registration Statement on Form S-3
Legal Opinion, Exhibit 5.1
     1. Pursuant to the Staff’s request, we have revised page 5 of the legal opinion filed as Exhibit 5.1 to specifically cover New York law. We respectfully point the staff to the last two lines of opinion #5 on page 4 of Exhibit 5.1 which reads: “such Warrants will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.”
     2. Pursuant to the Staff’s request, we have revised page 5 of the legal opinion filed as Exhibit 5.1 to remove the disclaimer against updating or supplementing the legal opinion and replaced it with the following language:
“The opinions expressed herein are as of the date hereof, and we assume no obligation to advise you of any subsequent changes in the facts stated or assumed herein or any subsequent changes in applicable law.”

Securities and Exchange Commission
March 28, 2008

We also recognize our requirement to file updated legal opinions at the time of each takedown.
     3. We confirm that we will file updated legal opinions with any future takedowns, which will not include the assumptions relating to future actions of the board, the specific terms of the securities, and the like.
     Please call the undersigned with any questions or comments you may have regarding Amendment No. 2. In addition, please send all written correspondence directly to the undersigned.

Very truly yours,
/s/ Michael L. Kaplan
Michael L. Kaplan

Enclosures
MLK:bmc
cc: Kenton K. Alder